Final Term Sheet

Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
November 19, 2014 and the Prospectus dated November 7, 2014
Registration Nos. 333-199988 and 333-199988 -01

 Education Realty Operating Partnership, LP

Fully and unconditionally guaranteed by Education Realty Trust, Inc.
$250,000,000 4.600% Senior Notes due 2024

Issuer:	Education Realty Operating Partnership, LP

Guarantor:	Education Realty Trust, Inc.

Expected Securities Ratings*:	Baa3 by Moody’s Investors Service (stable outlook) and
BBB- by Standard & Poor’s Ratings Services (stable outlook)

Aggregate Principal Amount:	$250,000,000

Trade Date:	November 19, 2014

Settlement Date:	November 24, 2014 (T+3)

Interest Payment Dates:	June 1 and December 1, of each year commencing June 1, 2015

Final Maturity Date:	December 1, 2024

Coupon (Interest Rate):	4.600% per annum

Public Offering Price:	99.991%

Yield to Maturity:	4.601%

Benchmark Treasury:	2.250% due November 15, 2024

Benchmark Treasury Price/Yield:	99-03+ / 2.351%

Spread to Benchmark Treasury:	T+225 bps

Optional Redemption:	The Operating Partnership may, at its option, redeem the notes, in whole at any time or in part from time to time, in each case prior to September 1, 2024 (three months prior to the stated maturity date of the notes), at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed that would be due after the related redemption date but for such redemption (for the avoidance of doubt, exclusive of any unpaid interest accrued thereon to, but not including, such redemption date), discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, plus in each case unpaid interest, if any, accrued to, but not including, such redemption date. In addition, at any time on or after September 1, 2024 (three months prior to the stated maturity date of the notes), the Operating Partnership may, at its option, redeem the notes, in whole at any time or in part (in authorized denominations) from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus unpaid interest, if any, accrued to, but not including, the related redemption date.

CUSIP / ISIN:	28140T AA6 / US28140TAA60

Joint Book-Running Managers:	J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Merrill Lynch, Pierce, Fenner & Smith

PNC Capital Markets LLC and

Co-Managers:	Fifth Third Securities, Inc
KeyBanc Capital Markets Inc.
Regions Securities LLC
U.S. Bancorp Investments, Inc.

Education Realty Trust, Inc. and the Issuer have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that Education Realty Trust, Inc. and the Issuer have filed with the SEC, including the prospectus supplement, for more complete information about Education Realty Trust, Inc., the Issuer and this offering.  You may get these documents for free by visiting the SEC Web site at www.sec.gov.  Alternatively, Education Realty Trust, Inc., the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting: J.P. Morgan Securities LLC by calling collect at 212-834-4533; or RBC Capital Markets, LLC toll-free at 866-375-6829.

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* The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

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